Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252949

GREAT AMERICAN LIFE INSURANCE COMPANY

Mailing Address: P.O. Box 5423, Cincinnati OH 45201-5423

Administrative Office: 301 East Fourth Street, Cincinnati OH 45202

Annuity Services: 1-800-789-6771

INDEX SUMMIT® 6 PRO ANNUITY

Supplement Dated September 1, 2021

to Prospectus Dated May 1, 2021

This supplement is intended to update certain information in the above-referenced prospectus for the Index Summit 6 Pro Annuity (the “Contract”). All other provisions outlined in the prospectus remain unchanged. Unless otherwise indicated, terms used in this supplement have the same meaning as in the Contract prospectus.

Effective immediately, the third paragraph of the “Distribution of the Contracts” section of the prospectus is revised to state the following:

“Contracts are sold by licensed insurance agents (the “Selling Agents”) in those states where the Contract may be lawfully sold. Such Selling Agents will be appointed agents of GALIC and will be registered representatives of broker-dealer firms (the “Selling Broker-Dealers”) that have entered into selling agreements with us and GAA. Selling Broker-Dealers will be registered under the Securities Exchange Act of 1934 and will be members of FINRA.”

Effective immediately, the seventh paragraph of the “Distribution of the Contracts” section of the prospectus is revised to state the following:

“The amount and timing of commissions paid to Selling Broker-Dealers may vary depending on the selling agreement but it will not be more than 9.2% of each Purchase Payment. In most cases, such amounts paid to a Selling Broker-Dealer will be divided between the Selling Agent and the Selling Broker-Dealer. Some Selling Broker-Dealers may elect to receive a lower commission when a Purchase Payment is made, along with annual trail commissions up to 1.5% of Account Value for so long as a contract remains in effect or as agreed in the selling agreement. GALIC may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.”

If you have any questions about this supplement, please call 1-800-789-6771 or contact your registered representative.

Please retain this supplement for future reference.